SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

COMPANHIA ABERTA

CNPJ 43.776.517/0001-80

NIRE nº 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), under Resolution 44 of the Brazilian Securities and Exchange Commission (CVM) of August 23, 2021, hereby informs its shareholders and the market in general that, at a meeting held today, the Board members unanimously approved the election of Mr. Alexandre Gonçalves Silva as the Chair of the Company’s Board of Directors.

Mr. Silva will effectively take over as Chair of Sabesp’s Board of Directors after completing his duties as Chair of the Board of Directors of Embraer, which should occur no later than the aforementioned Company’s next Annual Shareholders’ Meeting. In the meantime, the General Meetings and Board of Directors Meetings of Sabesp will be presided over by Board member Ms. Karla Bertocco Trindade.

At the same meeting, the Board of Directors elected Mr. Daniel Szlak for the position of Chief Financial Officer and Investor Relations Officer of the Company, starting on October 02, 2024.

Mr. Szlak earned a bachelor’s degree in Chemical Engineering from the Polytechnic School of the University of São Paulo. He earned a degree in Leadership and People Management from Insper and participated in executive training programs at Singularity University in Santa Clara, California, and Harvard Business School. Between September 2023 and September 2024, he was the CFO of Combio, the largest thermal energy provider in Brazil, where he was responsible for the finance, information technology, shared services center, and procurement areas. At Kraft Heinz, where he worked from January 2014 to September 2023, he served as CFO for Latin America and Canada and as Managing Director in Venezuela. Mr. Szlak was also a Board member at BR Spices (May 2022 to September 2023). Before that, he was a consultant at IGC Partners and worked at Procter & Gamble Brazil.

The new composition of the Board of Directors and Executive Board is available at https://ri.sabesp.com.br.

São Paulo, October 01, 2024.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 1, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.